EXHIBIT 99.4

Press Release

Distribution of the third 2018 interim dividend
Indicative ex-dividend dates for 2020 dividend

Paris, March 13, 2019 - The Board of Directors met on March 13, 2019 and declared the distribution of a third interim dividend for the 2018 fiscal year of €0.64 per share, in accordance with the Board’s decision of October 25, 2018, an amount equal to the first and second 2018 interim dividends, increased by 3.2% compared to the three interim dividends and the final dividend paid for the 2017 fiscal year. Pursuant to the fourth resolution of the Shareholders’ Meeting of June 1, 2018, the option to receive this interim dividend in new shares of the Company will be offered to shareholders, including holders of its American Depositary Shares (ADS) listed on the New York Stock Exchange.

In line with the shareholder return policy announced on February 8, 2018, in order to avoid any dilution linked to the issuance of new shares, the Group will buy back these newly issued shares with the intention to cancel them.

The share price for the new shares to be issued in payment of the third 2018 interim dividend is set at €49.30 per share, equal to the average opening prices of the shares for the twenty trading days preceding the meeting of the Board of Directors on March 13, 2019, reduced by the net amount of the interim dividend, without any discount, rounded up to the nearest cent. Shares issued accordingly will carry immediate dividend rights and an application to trading on Euronext Paris will be made.

Shareholders and holders of ADS will receive this third interim dividend, and will have the option to receive a payment either in cash or in new shares by instructing their financial advisors, as per the following timetable:

In 2019	Shareholders	ADS holders
Ex-dividend date	March 19th	March 15th
Period to opt in for the payment in new shares	March 21st to 28th (inclusive)	March 19th to 25th (inclusive)
Payment in cash (opt out)	April 5th	April 12th
Delivery of the new shares issued in lieu of cash (opt in)	April 5th	April 12th

If the amount of the third interim dividend for the 2018 fiscal year for which the option is exercised does not correspond to a whole number of shares, the shareholders may opt to receive either the number of shares immediately above, by paying a cash adjustment on the day they exercise their option, or the number of shares immediately below, plus a balancing cash adjustment.

As a reminder, the Board of Directors has decided not to propose to the Shareholders’ Meeting of May 29, 2019 the renewal of the scrip dividend option beginning with the payment of the final 2018 dividend.

Indicative ex-dividend dates for 2020 dividend

Subject to decisions by the Board of Directors and shareholders at the 2021 Shareholders’ Meeting to approve the 2020 financial statements, the allocation of earnings and the final dividend, the ex-dividend dates of the interim and the final dividends for 2020 will be as follows:

Type of coupon	Ex-dividend dates
First interim	September 25, 2020
Second interim	January 4, 2021
Third interim	March 25, 2021
Final	June 24, 2021

The above ex-dividend dates relate to the Total shares listed on the Euronext Paris.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This news release is provided for information purposes only and does not constitute an offer to purchase securities. This news release and any other document relating to payment of dividends in shares may only be published outside of France in conformity with applicable local laws and regulations and shall not constitute an offer for securities in jurisdictions where such an offer would violate applicable local law. The option to receive the third 2018 interim dividend in shares is not open to shareholders residing in any jurisdiction where such option would give rise to a registration requirement or require the granting of any authorization from local securities regulators; shareholders residing outside of France are required to inform themselves of any restrictions which may apply under their local law and comply with such restrictions. Shareholders must inform themselves of the conditions and consequences of the exercise of such option, which may be applicable under local law. In making their decision to receive the dividend in shares, shareholders must consider the risks associated with an investment in shares.